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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

SEC FILE NUMBER
8-47589

FACING PAGE

MAR 0 2 2021

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder on DC
406

REPORT FOR THE PERIOD BEGINNING 01/01/2020 _____ AND ENDING 12/31/2020 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Barings Securities LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

300 South Tryon Street, Suite 2500

(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Thomas   (980)-417-5881

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – if individual, state last, first, middle name)

1 Financial Plaza #11	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry Middleton _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Barings Securities LLC _____ , as

of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Mecklenburg County, North Carolina

> JANET L. BRADY
> Notary Public - North Carolina
> Union County
> My Commission Expires Dec 10, 2025

_by_ ~~M~~ _signature_
Signature

President

Title

Janet L. Brady

Janet L. Brady, Notary Public   Date: February 17, 2021   My commission expires: December 10, 2025

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)

Table of Contents



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Barings Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Barings Securities LLC (the Company) as of December 31, 2020, the related statements of income (loss), changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.·



We have served as the Company's auditor since 2004.

Hartford, Connecticut
February 22, 2021

KPMG LLP a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Statement of Financial Condition
December 31, 2020

Assets:

Cash and cash equivalents	$	2,196,388
Income tax receivable from affiliate		109,468
Prepaid expenses and other assets		179,539
Total assets	$	2,485,395

Liabilities and Equity:

Accounts payable and accrued expenses	$	50,967
Deferred tax liability		35,535
Total liabilities		86,502
Member's capital		6
Additional paid-in-capital		14,317,316
Accumulated deficit		(11,918,429)
Total member's equity		2,398,893
Total liabilities and member's equity	$	2,485,395

See accompanying notes to financial statements

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Statement of Income (Loss)
Year Ended December 31, 2020

Expenses:

Expenses allocated from Member	$	1,806,170
Investment services		153,055
Professional fees		52,504
Other expenses		67,474
Total expenses		2,079,203
Loss before income tax benefit		(2,079,203)
Income tax benefit		466,615
Net loss	$	(1,612,588)

See accompanying notes to financial statements

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2020

	Units	Member's capital	Additional paid-in capital	Accumulated deficit	Total equity
Balance December 31, 2019	600	$ 6	12,511,146	(10,305,841)	2,205,311
Contributed capital	—	—	1,806,170	—	1,806,170
Net loss	—	—	—	(1,612,588)	(1,612,588)
Balance December 31, 2020	600	$ 6	14,317,316	(11,918,429)	2,398,893

See accompanying notes to financial statements

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	(1,612,588)
Adjustments to reconcile net loss to net cash used in operating activities:		
Non-cash expenses allocated from Member		1,806,170
Changes in operating assets and liabilities:		
Income tax receivable/payable from affiliate		801,867
Prepaid expenses and other assets		(21,045)
Accounts payable and accrued expenses		21,925
Deferred tax benefit		1,334
Net cash provided by operating activities		997,663
Net increase in cash		997,663
Cash and cash equivalents, beginning of year		1,198,725
Cash and cash equivalents, end of year	$	2,196,388
Supplemental disclosure of cash flow information:		
Cash received under tax allocation agreement	$	1,269,816
Supplemental disclosure of non-cash financing activity:		
Non-cash capital contribution	$	1,806,170

See accompanying notes to financial statements

Note 1. Business and Summary of Significant Accounting Policies

Business
Barings Securities LLC (the Company) is a wholly owned subsidiary of Barings LLC (the Member), an indirect subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual). The Company is registered as a broker and dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Related-Party Expenses
Related-party expenses incurred by the Company are reported in expenses allocated from the parent. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed or results of operations or cash flows that would have occurred had the Company operated as an independent entity.

Note 2. New Accounting Standards

Adoption of New Accounting Standards
There were no new accounting standards issued in 2020 that required adoption by the Company.

Note 3. Fair Value of Financial Instruments

The Company has cash and cash equivalents as of December 31, 2020 in the amount of $2,196,388. Cash represents funds held in bank accounts under normal commercial terms. Investments in money market funds and securities with initial maturities of three months or less are considered to be cash equivalents. Such investments are carried at cost, which approximates fair value. Through the Company's valuation techniques, cash and cash equivalents are classified as Level 1 in the fair value hierarchy.

Note 4. Concentration of Risk

The Company derives substantially all of its capital from the Member, including non-cash capital contributions to finance related party expense allocations. In the event that the Member were to cease its relationship and stop dealing with the Company, it is possible that the severe disruption in business could prevent the Company from continuing as a going concern. However, the Company's management believes that there should not be any substantial doubt about the Company's ability to continue as a going concern for a reasonable time period. The Member has given no indication that it plans to cease providing support to the Company.

Note 5. Related-Party Transactions

The Company has an agreement with the Member under which the Member provides the Company with management, administrative facilities, and services, including the use of the Member's sales personnel. As part of this agreement, the Member acts as the Company's paying agent for payment of the Company's expenses. Fees for these services are based on the Company's pro rata use of the Member's

personnel, applied to those allocable expenses incurred by the Member. These expenses primarily include compensation expense, payroll taxes and benefits, occupancy, and office services.

In addition, the Member reimburses the Company for its allocated expenses through a non-cash capital contribution in the form of forgiveness of amounts due for allocated expenses in order to allow the Company to meet its required minimum capital amounts. Accordingly, the statement of financial condition and the related statements of operations and cash flows may not be indicative of the financial position of the Company at December 31, 2020 and its results of operations and its cash flows for the year then ended had the Company operated as an independent entity. In 2020, under the terms of the expense agreement, the Member allocated $1,806,170 of expenses to the Company. The Member reimbursed the Company for its allocated expenses in the form of forgiveness through a non-cash capital contribution of $1,806,170.

The Company is compensated for MassMutual's use of the tax losses created by the non-cash expenses allocated to the Company from, and paid for the Company by, the Member. Allocated expense amounts for the year ended December 31, 2020 resulted in a tax benefit of approximately $379,296, based on the federal effective tax rate of 21%. This tax benefit amount is included in the income tax benefit reflected on the statement of operations for the year ended December 31, 2020. As of December 31, 2020, the Company has an income tax receivable from MassMutual in the amount of $109,468.

Note 6. Income Taxes

Income taxes due to government authorities are based on the Company's best estimate of its current and deferred tax liabilities (DTL). Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. The Company has a temporary difference for prepaid expenses. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes.

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states. MassMutual and its eligible subsidiaries and certain affiliates (the Parties), including the Company, have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Furthermore, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

Allocated taxes are calculated on a quarterly basis. During the year ended December 31, 2020, the Company received income tax payments from MassMutual in the amount of $1,269,816.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. The Internal Revenue Service (IRS) has completed its examination of MassMutual and its subsidiaries for the years 2013 and prior. The 2014-2016 tax years are in the process of going to Appeals for 3 carryforward issues. The IRS commenced its exam of years 2017-2018 in October 2020. The adjustments resulting from these examinations are not expected to materially affect the position or liquidity of the Company.

The components of income taxes included in the statement of income (loss) for the year ended December 31, 2020 are as follows:

Income tax (benefit) expense:

Current:		
Federal	$	(429,566)
State		(38,383)
Total current		(467,949)
Deferred:		
Federal		903
State		431
Total deferred		1,334
Income tax benefit	$	(466,615)

As of December 31, 2020, the Company had a DTL of $35,535 attributable to prepaid expenses.

A reconciliation of the differences between the income tax benefit and the amount computed by applying the prevailing corporate U.S. federal tax rate to the pre-tax loss for the year ended December 31, 2020 is as follows:

		Amount	Percentage
Provision for income taxes at the U.S. federal rate	$	(436,633)	21.0 %
State tax, net of federal effect		(29,982)	1.4
Total income tax benefit	$	(466,615)	22.4 %

Management has determined that no reserves for uncertain tax positions are required at December 31, 2020.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the net capital ratio (ratio of aggregate indebtedness to net capital, both as defined), shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $2,109,886, which was $2,084,886 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2020 was 0.03 to 1.00.

Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934.

Note 8. Subsequent Events

Management has evaluated events and transactions that have occurred from December 31, 2020 through February 22, 2021 the date of issuance of the financial statements, for potential recognition or disclosure in these financial statements. Adjustments or additional disclosures, if any, have been included in these financial statements.

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2020

Capital - Member's capital	$	2,398,893
Deductions - nonallowable assets:		
Income tax receivable from affiliates		109,468
Prepaid expenses and other assets		179,539
Net capital	$	2,109,886
Aggregate indebtedness	$	50,967
Minimum net capital requirement of broker or dealer (the greater of 6.67% of aggregate indebtedness as defined or $25,000)		25,000
Excess net capital	$	2,084,886
Ratio of aggregate indebtedness to net capital		0.03 to 1.00

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as December 31, 2020):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2020 and that included herein.

See accompanying report of independent registered public accounting firm.

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Schedule II - Statement of Exemption from SEC Rule 15c3-3

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company operates pursuant to the exemptive provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See accompanying report of independent registered public accounting firm.

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Schedule III - Statement of Exemption from SEC Rule 15c3-3

Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company operates pursuant to the exemptive provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See accompanying report of independent registered public accounting firm.



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

The Board of Directors
Barings Securities LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Barings Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Hartford, Connecticut
February 22, 2021

BARINGS

Barings Securities LLC Exemption Report

Barings Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Barings Securities LLC

I, Henry Middleton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

February 22, 2021